Exhibit 99.1

(Company logo) CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (Expressed in US Dollars)

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in thousands of US dollars)

		June 30,	December 31,
	Note	2022	2021
		$	$
CURRENT ASSETS
Cash and cash equivalents	4	440,821	510,607
Receivables, prepaids and deposits		4,698	1,968
Restricted cash	8	-	20,000
		445,519	532,575

NON-CURRENT ASSETS
Investment in Green Technology Metals	5	5,782	-
Investment in Arena Minerals	6	12,596	13,033
Warrants to purchase shares in Arena Minerals	6	4,822	7,558
Loans to Exar Capital	7	162,344	70,856
Investment in Cauchari-Olaroz Project	7	49,680	156,281
Long-term receivable from JEMSE		6,520	6,231
Deferred transaction costs		-	20,800
Property, plant and equipment	9	9,168	4,368
Exploration and evaluation assets	10	347,066	5,640
		597,978	284,767
TOTAL ASSETS		1,043,497	817,342

CURRENT LIABILITIES
Accounts payable and accrued liabilities		6,633	7,347
Current portion of long-term liabilities	12	3,461	909
		10,094	8,256
NON-CURRENT LIABILITIES
Convertible senior notes	11	212,601	236,156
Credit and loan facilities	12	-	27,915
Decommissioning provision		330	326
Other liabilities	13	8,452	8,374
		221,383	272,771
TOTAL LIABILITIES		231,477	281,027

SHAREHOLDERS’ EQUITY
Share capital		1,026,935	689,993
Contributed surplus		29,914	28,463
Accumulated other comprehensive loss		(3,487)	(3,487)
Deficit		(241,342)	(178,654)
TOTAL SHAREHOLDERS’ EQUITY		812,020	536,315
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,043,497	817,342

Subsequent event (Note 21)

Approved for issuance on July 28, 2022

On behalf of the Board of Directors:

“Fabiana Chubbs”	“George Ireland”
Director	Director

2

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2022	2021	2022	2021
		$	$	$	$

Exploration and evaluation expenditures	17	(12,790)	(8,844)	(22,999)	(13,526)
General and administrative expenses	16	(5,151)	(2,586)	(8,680)	(4,879)
Equity compensation	14	(614)	(1,016)	(1,557)	(2,300)
Share of loss of Cauchari-Olaroz Project	7	(71,510)	(597)	(72,659)	(1,097)
Share of loss of Arena Minerals	6	(268)	-	(437)	-
		(90,333)	(13,043)	(106,332)	(21,802)
OTHER ITEMS
Transaction costs		-	(71)	-	(114)
Loss on JEMSE transaction		-	(4,712)	-	(4,712)
Gain on change in fair value of convertible notes derivative	11	81,561	-	31,230	-
Loss on change in fair value of Arena Minerals warrants	6	(3,753)	-	(2,736)	-
Gain on modification of the loans to Exar Capital	7	-	-	20,354	-
Loss on change in fair value of Green Technology Metals shares	5	(4,237)	-	(4,237)	-
Finance costs		(5,188)	(2,836)	(10,500)	(5,332)
Foreign exchange gain		540	134	890	248
Finance and other income		4,853	1,223	8,643	2,370
		73,776	(6,262)	43,644	(7,540)
NET LOSS BEFORE DISCONTINUED OPERATIONS		(16,557)	(19,305)	(62,688)	(29,342)

(LOSS)/INCOME FROM DISCONTINUED OPERATIONS		-	(18)	-	90

NET LOSS		(16,557)	(19,323)	(62,688)	(29,252)

TOTAL COMPREHENSIVE LOSS		(16,557)	(19,323)	(62,688)	(29,252)
BASIC AND DILUTED LOSS PER SHARE FROM CONTINUING OPERATIONS		(0.12)	(0.16)	(0.47)	(0.25)
BASIC AND DILUTED LOSS PER SHARE		(0.12)	(0.16)	(0.47)	(0.25)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING- BASIC AND DILUTED		134,521	119,864	132,554	117,513

3

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

(Expressed in thousands of US dollars, shares in thousands)

	Share capital
	Number	Amount	Contributed surplus	Accumulated other comprehensive income/(loss)	Deficit	Shareholders’ equity
	of shares	$	$	$	$	$
Authorized share capital: Unlimited common shares without par value
Balance December 31, 2020	101,103	307,152	27,204	(3,487)	(140,166)	190,703
Shares issued on conversion of RSUs, DSUs and exercise of stock options	580	1,805	(1,099)	-	-	706
Shares issued pursuant to the underwritten public offering (Note 14)	18,182	400,000	-	-	-	400,000
Shares issuance costs	-	(22,609)	-	-	-	(22,609)
Equity compensation (Note 14)	-	-	4,083	-	-	4,083
Net loss	-	-	-	-	(29,252)	(29,252)
Balance June 30, 2021	119,865	686,348	30,188	(3,487)	(169,418)	543,631

Balance, December 31, 2021	120,831	689,993	28,463	(3,487)	(178,654)	536,315
Shares issued on conversion of RSUs, DSUs and exercise of stock options	566	3,130	(1,770)	-	-	1,360
Shares issued pursuant to the acquisition of Millennial (Note 8)	13,199	333,812	-	-	-	333,812
Equity compensation (Note 14)	-	-	1,557	-	-	1,557
RSUs issued in lieu of accrued bonuses	-	-	1,374	-	-	1,374
DSUs issued in lieu of directors' fees	-	-	290	-	-	290
Net loss	-	-	-	-	(62,688)	(62,688)
Balance June 30, 2022	134,596	1,026,935	29,914	(3,487)	(241,342)	812,020

4

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in thousands of US dollars)

		Six Months Ended June 30,
	Note	2022	2021
		$	$
OPERATING ACTIVITIES
Net loss		(62,688)	(29,252)
Items not affecting cash and other items:
Equity compensation	14	1,557	2,300
Depreciation	9	1,016	345
Foreign exchange gain		(890)	(248)
Share of loss of Cauchari-Olaroz Project	7	72,659	1,097
Share of loss of Arena Minerals	6	437	-
Loss on JEMSE transaction		-	4,712
Gain on modification of the loans to Exar Capital	7	(20,354)	-
Loss on change in fair value of Green Technology Metals shares	5	4,237	-
Loss on change in fair value of Arena Minerals warrants	6	2,736	-
Gain on change in fair value of convertible notes derivative	11	(31,230)	-
Other items		(891)	152
Changes in non-cash working capital items:
Increase in receivables, prepaids and deposits		(1,731)	(1,098)
Increase in accounts payable and accrued liabilities		951	1,945
Net cash used in operating activities		(34,191)	(20,047)
INVESTING ACTIVITIES
Loans to Exar Capital	7	(29,204)	(30,870)
Contribution to Investment in Cauchari-Olaroz project	7	(695)	(1,378)
Investment in Green Technology Metals	5	(10,000)	-
Cash acquired as a result of Millennial acquisition	8	33,531	-
Transaction costs related to Millennial acquisition	8	(5,012)	-
Payment of Millennial's acquisition date payables	8	(17,167)	-
Release of escrow deposit for Millennial acquisition	8	20,000	-
Proceeds from sale of assets held for sale		-	4,034
Additions to exploration and evaluation assets	10	(3,376)	(433)
Release of restricted cash		-	150
Additions to property, plant and equipment	9	(932)	(119)
Net cash used in investing activities		(12,855)	(28,616)
FINANCING ACTIVITIES
Proceeds from stock option exercises	14	1,360	706
Proceeds from public offering	13	-	400,000
Equity offering issuance costs	13	-	(22,609)
Drawdowns from the credit facilities	12	-	28,070
Repayment of the subordinate loan facility	12	(24,708)	-
Finance lease repayments		-	(157)
Repayment of long-term borrowings		-	(424)
Other		(282)	-
Net cash (used)/provided by financing activities		(23,630)	405,586
Effect of foreign exchange on cash		890	248
CHANGE IN CASH AND CASH EQUIVALENTS		(69,786)	357,171
CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD		510,607	148,070
CASH AND CASH EQUIVALENTS - END OF THE PERIOD		440,821	505,241

5

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

1.	NATURE OF OPERATIONS

Lithium Americas Corp. (“Lithium Americas” or the “Company”) is a Canadian-based resource company focused on advancing three significant lithium projects: the Cauchari-Olaroz project (“Cauchari-Olaroz”), a lithium brine project located in the Salar de Olaroz and Salar de Cauchari in Jujuy province, in north-western Argentina; the Thacker Pass project (“Thacker Pass”), a sedimentary-based lithium project located in the McDermitt Caldera in Humboldt County in north-western Nevada, USA and the Pastos Grandes lithium project (“Pastos Grandes”), a lithium brine project located in Salta province of Argentina.

The Company’s interest in Cauchari-Olaroz is held through a 44.8% ownership interest in Minera Exar S.A. (“Minera Exar”), a company incorporated under the laws of Argentina. Ganfeng Lithium Co. Ltd. (“Ganfeng”) owns 46.7% of Minera Exar with the remaining 8.5% interest held by Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the government of Jujuy province in Argentina. Cauchari-Olaroz is in the development stage and nearing completion of construction. The Company holds a 100% interest in Thacker Pass through a wholly-owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”), a company incorporated under the laws of Nevada. Thacker Pass is in the exploration and evaluation stage. On January 25, 2022, the Company acquired Millennial Lithium Corp. (“Millennial”) and added its Argentinean lithium project Pastos Grandes to its pipeline of projects (Note 8).

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “LAC”.

The Company’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

To date, the Company has not generated significant revenues from operations and has relied on equity and other financings to fund operations. The underlying values of exploration and evaluation assets, property, plant and equipment and the investment in Cauchari-Olaroz project are dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing to complete permitting and development, and to attain future profitable operations.

2.	BASIS OF PREPARATION AND PRESENTATION

These condensed consolidated interim financial statements (“Interim Financials”) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The Interim Financials should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2021 (the “2021 Annual Financials”), which have been prepared in accordance with IFRS. These financial statements include the results for Millennial from the date of its acquisition on January 25, 2022.

The Interim Financials are expressed in US dollars, the Company’s presentation currency. The same accounting policies and methods of computation have been used in the Interim Financials and 2021 Annual Financials.

6

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES

Critical Accounting Estimates and Judgments

The preparation of these Interim Financials in conformity with IFRS applicable to the preparation of interim financial statements requires judgments, estimates, and assumptions that affect the amounts reported. Those estimates and assumptions concerning the future may differ from actual results. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The nature and number of significant estimates and judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are substantially the same as those that management applied to the 2021 Annual Financials, except as described below.

COVID-19 Uncertainty

The COVID-19 pandemic declared by the World Health Organization in March 2020 is continuing to have a significant impact globally and on operations of the Company. The Company continues to advance operations, while protecting the safety and health of its employees, contractors and the communities in which it operates in accordance with government and public health authority requirements and guidelines.

COVID-19 case numbers did not change significantly in Q2 2022. Construction activities at the Caucharí-Olaroz project continued to advance in strict compliance with COVID-19 protocols developed by Minera Exar and approved by authorities in Jujuy province where the project is located. Construction costs related to Caucharí-Olaroz continue to be capitalized in accordance with the Company’s policy, including costs arising from construction of the project during the pandemic such as workforce testing and quarantining, rental costs for additional camp facilities to allow for social distancing, and other additional contractors’ costs resulting from COVID-19 restrictions.

Accounting for Acquisition of Millennial

The Company accounted for the January 2022 acquisition of Millennial as an asset acquisition. Significant judgment was required to determine that the application of this accounting treatment was appropriate for the transaction. This included, among others, the determination that Millennial was not considered a business under IFRS 3 - Business Combinations as Millennial did not have inputs and substantive processes that can collectively contribute to the creation of outputs.

New IFRS Pronouncements

Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use

In May 2020, the IASB issued amendments to IAS 16, Property, Plant and Equipment (IAS 16). The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related costs in profit (loss). An entity is required to apply these amendments for annual reporting periods beginning on or after January 1, 2022.

7

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

The amendments are applied retrospectively only to items of property, plant and equipment that are available for use after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

There was no impact of these amendments on the Company’s Q2 2022 financial results. It is expected that the amendments will affect the accounting related to the sale of products upon commencement of production at Cauchari-Olaroz.

4.	CASH AND CASH EQUIVALENTS

	June 30, 2022	December 31, 2021
	$	$
Cash	167,123	137,714
Short-term bank deposits	273,698	372,893
	440,821	510,607

As at June 30, 2022, $2,464 of cash and short-term deposits were held in Canadian dollars (December 31, 2021 – $4,393), $438,166 of cash and short-term deposits were held in US dollars (December 31, 2021 – $506,214) and $191 of cash and short-term deposits were held in Argentine Pesos (December 31, 2021 – Nil). Cash and short-term deposits earn interest between 0.95%-1.8% per annum.

5.	INVESTMENT IN GREEN TECHNOLOGY METALS

On April 28, 2022, the Company entered into an agreement to acquire shares of Green Technology Metals Limited (ASX: GT1) (“Green Technology Metals”), a North American focused lithium exploration and development company with hard rock spodumene assets in north-west Ontario, Canada, in a private placement for total consideration of $10,000, or approximately 5% of Green Technology Metals issued and outstanding shares following closing of the share placement.

As at June 30, 2022, the Company holds approximately 13,301 common shares of Green Technology Metals with an estimated fair value of $5,782 determined based on the market price of Green Technology Metals shares as of such date. A loss on change in fair value of Green Technology Metals Shares of $4,237 was recognized in the statement of comprehensive loss.

6.	INVESTMENT IN ARENA MINERALS

In 2021, the Company acquired 66,226 common shares and 21,429 share purchase warrants of Arena Minerals Inc. (TSX-V: AN) (“Arena Minerals”) for total consideration of CDN$18,632 ($14,758). Each warrant entitles the holder to acquire one common share of Arena Minerals at CDN$0.25 for a period of 24 months from the date of issuance.

8

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6.	INVESTMENT IN ARENA MINERALS (continued)

Pursuant to the acquisition agreement, Lithium Americas has the right (i) to participate in future Arena Minerals financings to maintain its pro rata ownership interest in Arena Minerals if the Company maintains an ownership interest of at least a 7.5%; and (ii) to appoint a nominee to the Arena Minerals board of directors if the Company maintains an ownership interest of at least a 10%.

At June 30, 2022, the Company owned approximately 17.05% of the issued and outstanding shares of Arena Minerals.

The Company has significant influence over Arena Minerals by virtue of its current equity holdings of shares and warrants, and its nominee director to the board of Arena Minerals. As such, the investment in Arena Minerals is accounted for using the equity method of accounting. Warrants to acquire Arena Mineral’s common shares are derivatives and accounted for at fair value with changes in fair value recorded in the statement of comprehensive loss.

	Common shares	Warrants
	$	$
Investment in Arena Minerals, as at December 31, 2020	-	-
Purchase of Arena Minerals shares and warrants	13,375	1,383
Share of loss of Arena Minerals	(342)	-
Gain on change in fair value of Arena Minerals warrants	-	6,175
Investment in Arena Minerals, as at December 31, 2021	13,033	7,558
Share of loss of Arena Minerals	(437)	-
Loss on change in fair value of Arena Minerals warrants	-	(2,736)
Investment in Arena Minerals, as at June 30, 2022	12,596	4,822

The Arena Minerals warrants had an estimated fair value of $4,822 at June 30, 2022. The fair value of the warrants was estimated using a Black-Scholes valuation model with the following inputs: volatility of 108.9%, risk-free rate of 3.09%, expected dividend of 0%, and expected life of 1.06 years. A loss on fair value of $2,736 was recognized in the statement of comprehensive loss.

For the six months ended June 30, 2022, the Company recognized a loss of $437, which represents its share of loss of Arena Minerals under the equity method of accounting, resulting in an investment balance of $12,596 at June 30, 2022.

7.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT

As at June 30, 2022 the Company, Ganfeng and JEMSE are 44.8%, 46.7% and 8.5% shareholders, respectively, of Minera Exar, the company that holds all rights, title and interest in and to Cauchari-Olaroz which is located in the Jujuy province of Argentina. The Company and Ganfeng are parties to a shareholders’ agreement concerning management of the project and are entitled to the project’s production offtake on a 49%/51% basis. Construction costs are also shared on the same 49%/51% pro rata basis between the Company and Ganfeng. The shareholders’ agreement regulates key aspects of governance of the project, which provides the Company with significant influence over Minera Exar and strong minority shareholder protective rights.

9

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

7.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

In addition, the Company and Ganfeng are 49% and 51% shareholders, respectively, in Exar Capital B.V. (“Exar Capital”), a company that provides financing to Minera Exar for the purpose of advancing construction of Cauchari-Olaroz (the investment in Minera Exar and Exar Capital together, the “Investment in Cauchari-Olaroz project”). Minera Exar and Exar Capital are accounted for using the equity method of accounting.

Loans to Minera Exar and Exar Capital

The Company has entered into loan agreements with Minera Exar and Exar Capital to fund the construction of Cauchari-Olaroz. Changes in the loans’ balances are summarized below.

$
Loans to Exar Capital, as at December 31, 2020	34,562
Loans to Exar Capital	60,270
Initial difference between the face value and the fair value of loans to Exar Capital	(29,677)
Accrued interest	5,701
Loans to Exar Capital, as at December 31, 2021	70,856
Loans to Exar Capital	29,204
Remeasurement due to extinguishment of the loans to Exar Capital	54,991
Accrued Interest	7,293
Loans to Exar Capital, as at June 30, 2022	162,344

Prior to 2022, loans by the Company and Ganfeng to Exar Capital were non-interest bearing. Starting from January 1, 2022, as agreed between the Company and Ganfeng, all loans by both the Company and Ganfeng to Exar Capital were amended to introduce interest.

Loans advanced prior to 2022 carry interest rates between 9.74% - 12.64% while loans advanced starting in 2022 will carry an interest rate of the Secured Overnight Financing Rate (“SOFR”) plus 10.305%. SOFR is a benchmark interest rate for dollar-denominated loans and derivatives established as an alternative benchmark rate as the London Inter-Bank Offered Rate (“LIBOR”) is being gradually phased out. The amendment to the terms of the loans resulted, for accounting purposes, in an extinguishment of the pre-existing instruments and the recognition of new loans. The effect of this change was a re-measurement of the loan balances at January 1, 2022 from $70,856 to $125,847, which reversed the unamortized discount on the previously non-interest bearing loans. The extinguishment gain was recorded as $54,991, of which $34,637 (previously included as part of Investment in Cauchari-Olaroz) was recognized as a return of investment in Cauchari-Olaroz and credited against the investment in associate and the remaining $20,354 was recorded as a gain in the Company’s statement of comprehensive loss.

During the six months ended June 30, 2022, loans were provided by the Company to Exar Capital in the amount of $29,204, and by Ganfeng in the amount of $30,396. Such loans funded the Company’s and Ganfeng’s respective 49% and 51% shares of Cauchari-Olaroz construction costs.

In addition to the loans from shareholders, in Q4 2021 and Q1 2022, Minera Exar obtained debt financing in the form of loans totaling $50,000 from a third party to fund construction. The third party loans are secured with a bank letter of credit arranged by Ganfeng. The Company has in turn provided a guarantee to Ganfeng in the amount of $19,600 for the loans.

10

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

7.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

Investment in Cauchari-Olaroz Project

Changes in the Investment in Cauchari-Olaroz Project are summarized below:

$
Investment in Cauchari-Olaroz Project, as at December 31, 2020	131,394
Contribution to Investment in Cauchari-Olaroz Project	31,772
Share of income of Cauchari-Olaroz Project	25,731
Elimination of unrealized gain on intercompany transactions	(22,104)
Share of decrease in Minera Exar net assets as a result of the JEMSE Transaction	(10,512)
Investment in Cauchari-Olaroz Project, as at December 31, 2021	156,281
Remeasurement due to extinguishment of the loans to Exar Capital	(34,637)
Contribution to Investment in Cauchari-Olaroz Project	695
Share of loss of Cauchari-Olaroz Project	(61,015)
Elimination of unrealized gain on intercompany transactions	(11,644)
Investment in Cauchari-Olaroz Project, as at June 30, 2022	49,680

In Q2 2022, certain of the loans provided by Exar Capital to Minera Exar were amended to introduce a revised repayment mechanism linked to the implied market foreign exchange rate in Argentina. This change in the loans’ terms resulted in an extinguishment of the loan and the recognition of a related loss of $113,105 (net of taxes), the Company’s share of which was $50,671. Subsequent to the amendment, the revised repayment feature gives rise to the existence of an embedded derivative which is required to be measured at fair value at each reporting date. Minera Exar incurred derivative losses of $36,648 (net of taxes), the Company’s share of which was $16,418 from the date of amendment to June 30, 2022.

Minera Exar’s Commitments and Contingencies

As at June 30, 2022, Minera Exar had the following commitments (on a 100% basis):

•	Annual royalty of $200 due in May of every year and expiring in 2041.
•

Aboriginal programs agreements with seven communities located in the Cauchari-Olaroz project area having terms ranging from five to thirty years. The annual fees due are $120 in 2022 and $503 between 2023 and 2061, assuming that such agreements are extended for the life of the project. The annual fees are subject to change. Minera Exar’s obligations to make the payments are subject to continued development of the project and commencement and continuation of production operations for the project.

•	Commitments related to construction contracts of $1,228.

Los Boros Option Agreement

On September 11, 2018, Minera Exar exercised a purchase option agreement (“Option Agreement”) with Grupo Minero Los Boros (“Los Boros”), entered into on March 28, 2016, for the transfer of title to Minera Exar of certain mining properties that comprise a portion of Cauchari-Olaroz.

Under the terms of the Option Agreement, Minera Exar paid $100 upon signing and exercised the purchase option for total consideration of $12,000 to be paid in sixty quarterly installments of $200. The first installment payment became due and was paid on the third anniversary of the purchase option exercise date, being September 11, 2021. Minera Exar has paid all subsequently due quarterly installments in full.

11

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

7.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

As security for the transfer of title of the mining properties, Los Boros granted to Minera Exar a mortgage over the mining properties for $12,000. In addition, in accordance with the Option Agreement, on November 27, 2018, Minera Exar paid Los Boros a $300 royalty which was due within 10 days of the start date of construction of the commercial plant.

Pursuant to the Option Agreement, a 3% net profit interest royalty (the “Los Boros Royalty”) is payable to Los Boros by Minera Exar annually within 10 business days after calendar year end, in Argentinian pesos, for a period of 40 years. Minera Exar has the right to cancel the first 20 years of the Los Boros Royalty in exchange for a one-time payment of $7,000 and the second 20 years for an additional payment of $7,000. As at June 30, 2022, all required payments under the Option agreement have been made.

8.	MILLENNIAL ACQUISITION

On January 25, 2022, Lithium Americas completed the acquisition of Millennial through the purchase of all issued and outstanding shares of Millennial at a price of CDN$4.70 per share, payable in a combination of Lithium Americas common shares and cash of CDN$0.001 per Millennial share, for total consideration of $359,729. As a term of the offer, the Company paid Millennial $20,000 as reimbursement of break fees owed under the previous acquisition agreement entered into by Millennial with a third party. The Company incurred $5,812 in other transaction costs. The transaction was accounted for as an asset acquisition.

Through Millennial, the Company owns two lithium projects in Argentina: Pastos Grandes and the Cauchari East project (“Cauchari East”, and together with Pastos Grandes, the “Millennial Projects”).

Pastos Grandes, located in the Salta province of Argentina, is a brine lithium deposit and was subject to extensive exploration and evaluation efforts pre-acquisition. Cauchari East is located adjacent to Cauchari-Olaroz in the Province of Jujuy in Argentina, with only limited exploration, evaluation and permitting work completed to date.

Consideration for the purchase is as follows:

$
Cash	105
Lithium Americas common shares	333,812
Transaction costs	25,812
Consideration given	359,729

12

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

8.	MILLENNIAL ACQUISITION (continued)

The allocation of the purchase price to the assets acquired and liabilities assumed is based upon estimated fair values at the date of acquisition as set out below:

$
Cash and cash equivalents	33,636
Receivables, prepaids and deposits	999
Property, plant and equipment	4,211
Exploration and evaluation assets	338,050
Accounts payable and accrued liabilities	(17,167)
Net assets acquired	359,729

9.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$
Cost
As at December 31, 2020	-	1,198	2,108	3,306
Additions	-	118	3,360	3,478
Disposals	-	-	(452)	(452)
As at December 31, 2021	-	1,316	5,016	6,332
Acquisition	1,571	2,640	-	4,211
Additions	-	675	930	1,605
As at June 30, 2022	1,571	4,631	5,946	12,148

	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$
Accumulated depreciation
As at December 31, 2020	-	471	900	1,371
Depreciation for the period	-	343	582	925
Disposals	-	-	(332)	(332)
As at December 31, 2021	-	814	1,150	1,964
Depreciation for the period	53	447	516	1,016
As at June 30, 2022	53	1,261	1,666	2,980

	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$
Net book value
As at December 31, 2021	-	502	3,866	4,368
As at June 30, 2022	1,518	3,370	4,280	9,168

1 The “Other” category includes right of use assets with a cost of $4,607 and $1,216 of accumulated depreciation as at June 30, 2022.

13

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

10.	EXPLORATION AND EVALUATION ASSETS

Exploration and evaluation assets were as follows:

	Thacker Pass	Millennial Projects	Total
	$	$	$
Total exploration and evaluation assets
As at December 31, 2021	5,640	-	5,640
Additions	3,376	338,050	341,426
As at June 30, 2022	9,016	338,050	347,066

The Company has certain commitments for royalty and other payments to be made on the Thacker Pass project and Pastos Grandes project as set out below. These amounts will only be payable if the Company continues to hold the subject claims in the future and the royalties will only be incurred if the Company starts production from the respective projects.

Thacker Pass:

•	20% royalty on revenue solely in respect of uranium;
•

8% gross revenue royalty from ores extracted, mined or removed from the property up to a cumulative payment of $22,000. The royalty will then be reduced to 4% for the life of the project. The Company has the option at any time to reduce the royalty to 1.75% upon payment of $22,000; and

•	Option payments of $137.5 payable in Q3 2022, and $2,887.5 in 2023 to purchase water rights.

Pastos Grandes:

•	1.5% royalty on the gross operating revenues from production from certain Pastos Grandes claims, payable to the original vendors of the project; and
•	royalties to a maximum of 3% over net-back income, payable to the Salta Province.

11.	CONVERTIBLE NOTES

On December 6, 2021, the Company closed an offering of $225,000 aggregate principal amount of 1.75% convertible senior notes due in 2027 (the “Convertible Notes”, “Notes” and the “Offering”). The Company used a portion of the net proceeds from the Offering to repay in full its $205,000 senior secured credit facility. On December 9, 2021, the initial purchasers under the Offering exercised in full their option to purchase up to an additional $33,750 aggregate principal amount of the Convertible Notes, increasing the total Offering size to $258,750.

The Convertible Notes represent financial instruments that include a debt host accounted for at amortized cost and conversion option and redemption option derivatives, which are separated from the debt host and accounted for at fair value with changes in fair value recorded in the statement of comprehensive loss.

14

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

11.	CONVERTIBLE NOTES (continued)

	Debt host	Convertible note derivative	Total
	$	$	$
Convertible notes
As at January 1, 2021	-	-	-
Convertible notes principal	157,331	101,419	258,750
Transaction costs	(5,170)	(3,329)	(8,499)
Gain on change in fair value of convertible notes derivative	-	(15,090)	(15,090)
Accrued Interest	1,300	-	1,300
Reclassification of short-term accrued interest to short-term liability	(305)	-	(305)
As at December 31, 2021	153,156	83,000	236,156
Gain on change in fair value of convertible notes derivative	-	(31,230)	(31,230)
Accrued Interest	9,920	-	9,920
Reclassification of short-term accrued interest to short-term liability	(2,245)	-	(2,245)
As at June 30, 2022	160,831	51,770	212,601

The fair value of the derivatives was estimated using a partial differential equation method with Monte Carlo simulation with the following inputs: volatility of 75%, a risk-free rate of 3.08%, expected dividend of 0%, and credit spread of 10.50%. A gain on change in fair value for the six months ended June 30, 2022, of $31,230 was recognized in the statement of comprehensive loss. Accrued interest for the six months ended June 30, 2022, of $9,920 was recognized as finance costs in the statement of comprehensive loss.

Valuation of the embedded derivative is highly sensitive to changes in the Company’s share price and the assumed volatility of the Company’s share price. The significant gain on change in fair value of the derivative in Q2 2022 was driven by changes in the underlying valuation assumptions, including a decrease as at June 30, 2022 compared to December 31, 2021, of the Company's market share price from $29.12 to $20.13 and an increase in the risk-free interest rate from 1.37% to 3.08%, partially offset by an increase in the volatility assumption from 65% to 75%.

A reduction in the volatility rate by 20% would result in a corresponding reduction of the embedded derivative value by 30%, while a reduction/increase of the share price by 10% would result in a corresponding reduction/increase of the embedded derivative value by 14% and 15% respectively.

The Convertible Notes are unsecured and accrue interest payable semi-annually in arrears at a rate of 1.75% per annum payable on January 15 and July 15 of each year, beginning on July 15, 2022. Prior to October 15, 2026, the Notes are convertible at the option of the holders during certain periods, upon the satisfaction of certain conditions including:

(i)	If the Notes’ trading price for any five consecutive trading day period was, on each day, less than 98% of the conversion value of such Notes;

15

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

11.	CONVERTIBLE NOTES (continued)
(ii)

if the Company elects to (a) issue equity instruments to all holders of the Company’s common shares entitling them, for a period of not more than 45 calendar days after issue, to subscribe for or purchase common shares at a price per share that is less than the average reported sales prices of the common shares for the 10-trading day period ending the trading day before the announcement of such issuance of equity instruments; or (b) make a distribution to all holders of the Company’s common shares, whether such distribution is of assets, securities, or rights to purchase the Company’s securities, and has a per share value exceeding at least 10% of the trading price of the common shares on the date immediately preceding the announcement date of such distribution;

(iii)	upon the occurrence of certain significant business events;
(iv)

if, at any time after the calendar quarter ending on March 31, 2022 (and only during such calendar quarter), the last reported price of the Company’s common shares for at least 20 trading days (whether or not consecutive) during the last period of 30 trading days of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day (this has not occurred for the quarter ending on June 30, 2022); or,

(v)	upon a call for redemption by the Company, or upon the Company’s failure to pay the redemption price therefor.

Thereafter, the Convertible Notes will be convertible at any time until the close of business on the business day immediately preceding the maturity date. Upon conversion, the Convertible Notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof. The initial conversion rate for the Convertible Notes will be 21.2307 shares per one thousand principal amount of Convertible Notes, equivalent to an initial conversion price of approximately $47.10 per share.

The Convertible Notes mature on January 15, 2027, unless earlier repurchased, redeemed or converted. The Company may not redeem the Convertible Notes prior to December 6, 2024, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. After December 6, 2024, the Company has the right to redeem the Convertible Notes at its option in certain circumstances including:

(i)

on or after December 6, 2024, if the Company’s share price for at least 20 trading days during any 30 consecutive trading day period ending on, and including, the last trading day of the immediately preceding calendar quarter is over 130% of the conversion price on each applicable trading day, at a redemption price equal to 100% of the principal plus accrued and unpaid interest; and

(ii)	if the Company becomes obligated to pay additional amounts as a result of its obligation to bear the cost of Canadian or non-Canadian withholding tax, if applicable;

Redemption can result in exercisability of the conversion option.

Holders of Convertible Notes have the right to require the Company to repurchase their Convertible Notes upon the occurrence of certain events.

16

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

12.	LONG-TERM LIABILITIES

	June 30, 2022	December 31, 2021
	$	$
Current portion of long-term liabilities
Accrued interest	2,551	305
Other liabilities	910	604
	3,461	909
Long-term liabilities
Limited Recourse Loan Facility	-	27,915
	-	27,915
	3,461	28,824

Limited Recourse Loan Facility

In October 2018, Ganfeng provided Lithium Americas with a $100,000 unsecured, limited recourse, subordinated loan facility (the “Limited Recourse Loan Facility”) bearing an interest rate of 6-month LIBOR plus 5.5% (subject to an aggregate maximum interest rate of 10% per annum). The loan facility is repayable in an amount of 50% of Minera Exar’s Free Cash Flows (as defined in the credit facility agreement).

In Q1 2022, the Limited Recourse Loan Facility balance and accumulated interest were repaid. The remaining undrawn available balance under the facility is $75,000.

13.	OTHER LIABILITIES

Other liabilities consist of $2,515 in lease liabilities and $5,937 in mining contractor liability. The mining contractor liability balance includes $3,500 received by Lithium Nevada from a mining contractor pursuant to a mining design, consulting and mining operations service agreement for Thacker Pass entered into by Lithium Nevada in Q2 2019.

As an additional term of the agreement, Lithium Nevada will pay a success fee to the mining contractor of $4,650 upon achieving certain commercial mining milestones or repay the $3,500 advance without interest if a final project construction decision is not made by December 2024.

Mining design and consulting services rendered by the mining contractor to date, are accrued and included in the mining contractor liability balance. Such amounts are payable on or before the earlier of December 31, 2024, or 90 days after the start of production at Thacker Pass.

17

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

14.	SHARE CAPITAL AND EQUITY COMPENSATION

Share Capital

On January 25, 2022, the Company closed the acquisition of 100% of Millennial and issued 13,199 shares to Millennial shareholders.

On January 22, 2021, Lithium Americas closed an underwritten public offering of 18,182 shares, including 2,273 shares following the exercise in full by the underwriters of their over-allotment option.

The shares were issued at a price of $22.00 each for gross proceeds to the Company of approximately $400,000. Share issuance costs were $22,609.

Equity Incentive Plan

The Company has an equity incentive plan (“Plan”) in accordance with the policies of the TSX whereby, from time to time, under the Company’s current equity compensation program and at the discretion of the Board of Directors, eligible directors, officers, employees and consultants are awarded restricted share units (“RSUs”) and performance share units (“PSUs”) that, subject to a recipient’s deferral right in accordance with the Income Tax Act (Canada), convert automatically into common shares upon vesting. In addition, independent directors are awarded deferred share units (“DSUs”), generally as partial compensation for their services as directors. DSUs may be redeemed by directors for common shares upon retirement or termination from the Board. The Plan also permits the grant of incentive stock options exercisable to purchase common shares of the Company (“stock options”); however, generally the Company has granted RSUs, PSUs and DSUs over stock options under its equity compensation program since 2018. The Plan is a “fixed plan” pursuant to which the aggregate number of common shares to be issued shall not exceed 16% of the Company’s issued and outstanding common shares as of April 1, 2020, or 14,401 shares.

Restricted Share Units

During the six months ended June 30, 2022, the Company granted 135 (2021 – 250) RSUs to its employees and consultants. The total estimated fair value of the RSUs was $3,343 (2021 – $3,366) based on the market value of the Company’s shares on the grant date. As at June 30, 2022, there was $2,393 (2021 – $1,517) of total unamortized compensation cost relating to unvested RSUs. During the six months ended June 30, 2022, stock-based compensation expense related to RSUs of $720 was charged to expenses (2021 – $917).

18

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

14.	SHARE CAPITAL AND EQUITY COMPENSATION (continued)

A summary of changes to the number of outstanding RSUs is as follows:

Number of RSUs (in 000's)
Balance, RSUs outstanding as at December 31, 2020	2,290
Converted into shares	(191)
Granted	256
Balance, RSUs outstanding as at December 31, 2021	2,355
Converted into shares	(45)
Granted	135
Forfeited	(13)
Balance, RSUs outstanding as at June 30, 2022	2,432

Deferred Share Units

During the six months ended June 30, 2022, the Company granted 9 DSUs (2021 – 12) as compensation to independent directors with a total estimated fair value of $289 (2021 – $162).

Number of DSUs (in 000's)
Balance, DSUs outstanding as at December 31, 2020	218
Granted	24
Balance, DSUs outstanding as at December 31, 2021	242
Granted	9
Converted into common shares	(13)
Balance, DSUs outstanding as at June 30, 2022	238

Stock Options

No stock options were granted by the Company during the six months ended June 30, 2022 and 2021. Stock options outstanding and exercisable as at June 30, 2022 are as follows:

Range of Exercise Prices CDN$	Number Outstanding and Exercisable as at June 30, 2022 (in 000’s)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (CDN$)

$4.55 - $5.00	160	0.0	4.90
$8.05 - $11.07	973	0.5	8.20
	1,133	0.4	7.74

19

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

14.	SHARE CAPITAL AND EQUITY COMPENSATION (continued)

A summary of changes to outstanding stock options is as follows:

	Number of Options (in 000’s)	Weighted Average Exercise Price, (CDN$)
Balance, stock options outstanding as at December 31, 2020	2,303	6.05
Exercised	(612)	(3.05)
Expired	(9)	(6.30)
Balance, stock options outstanding as at December 31, 2021	1,682	7.06
Exercised	(549)	(5.66)
Balance, stock options outstanding as at June 30, 2022	1,133	7.74

The weighted average share price at the time of exercise of stock options during six months ended June 30, 2022 was CDN$39.32 (2021 – CDN$20.00). During the six months ended June 30, 2022, 265 (2021 – 280) stock options were exercised under the cashless exercise provision of the Plan, resulting in the issuance of 234 (2020 – 233) shares of the Company.

Performance Share Units (“PSUs”)

73 PSUs were granted by the Company during the six months ended June 30, 2022 (2021 – 162). As at June 30, 2022, there was $3,921 (2021 - $3,154) of total unamortized compensation cost relating to unvested PSUs.

The fair value of the PSUs is estimated on the date of grant using a valuation model based on Monte Carlo simulation with the following assumptions used for the grants made during the period:

	January 28,	January 4,
	2022	2021
Number of PSUs granted	73	162
Risk-free interest rate	1.39%	0.17%
Dividend rate	0%	0%
Annualized volatility	82.8%	76.0%
Peer Group average volatility	55.73%	72.2%
Estimated forfeiture rate	10.0%	10.0%
Fair value per PSU granted	41.99	19.72

20

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

14.	SHARE CAPITAL AND EQUITY COMPENSATION (continued)

During the six months ended June 30, 2022, equity compensation expense related to PSUs of $837 was charged to operating expenses (2021 - $1,383). A summary of changes to the number of outstanding PSUs is as follows:

Number of PSUs (in 000's)
Balance, PSUs outstanding as at December 31, 2020	999
Granted	162
Converted into common shares	(417)
Balance, PSUs outstanding as at December 31, 2021	744
Granted	73
Forfeited	(51)
Balance, PSUs outstanding as at June 30, 2022	766

15.	RELATED PARTY TRANSACTIONS

Minera Exar, the Company’s equity-accounted investee, has entered into the following transactions with companies controlled by the family of its president, who is also a director of Lithium Americas:

-

Los Boros Option Agreement, entered into with Los Boros on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Cauchari-Olaroz Project (Note 7).

-	Expenditures under the construction services contract for Cauchari-Olaroz with Magna Construcciones S.R.L., were $2,721 for the six months ended June 30, 2022.

During the six months ended June 30, 2022, director’s fees paid by Minera Exar to its president, who is also a director of Lithium Americas, totaled $37 (2021 - $37)

In Q1 2022, Minera Exar entered into a service agreement with a consortium owned 49% by a company controlled by the family of its President, who is also a director of Lithium Americas. The agreement is for servicing of the evaporation ponds at Cauchari-Olaroz over a five-year term, for total consideration of $94,000 (excluding VAT).

The amounts due by Minera Exar to related parties arising from such transactions are unsecured, non-interest bearing and have no specific terms of payment. Transactions with Ganfeng, a related party of the Company by virtue of its position as a shareholder of the Company, are disclosed in Notes 7 and 12.

Compensation of Key Management

Key management includes the Company’s board of directors, and the executive management team. The remuneration of directors and members of the executive management team was as follows:

21

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

15.	RELATED PARTY TRANSACTIONS (continued)

	Six months ended June 30,
	2022	2021
	$	$
Equity compensation	930	1,284
Salaries, bonuses, benefits and directors' fees included in general and administrative expenses	1,442	840
Salaries, bonuses and benefits included in exploration expenditures	174	184
Salaries and benefits capitalized to Investment in Cauchari-Olaroz project	282	542
	2,828	2,850

	June 30, 2022	December 31, 2021
	$	$
Total due to directors and executive team	269	671

16.	GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the Company’s general and administrative expenses:

	Six months ended June 30,
	2022	2021
	$	$
Salaries, benefits and directors' fees	3,237	1,568
Office and administration	1,813	1,411
Professional fees	2,364	1,225
Regulatory and filing fees	154	259
Travel	241	20
Investor relations	699	297
Depreciation	172	99
	8,680	4,879

22

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

17.	EXPLORATION AND EVALUATION EXPENDITURES

The following table summarizes the Company’s exploration and evaluation expenditures:

	Six months ended June 30,
	2022		2021
	Thacker Pass	Millennial Projects	Thacker Pass
	$	$	$
Engineering	12,422	-	8,771
Consulting and salaries	4,261	422	2,963
Permitting and environmental	2,345	2	1,030
Field supplies and other	621	1,194	503
Depreciation	744	100	246
Drilling and geological expenses	888	-	13
Total exploration expenditures	21,281	1,718	13,526

18.	SEGMENTED INFORMATION

The Company operates in four operating segments in three geographical areas. The Millennial Projects operating segment was added upon acquisition of these projects in Q1 2022.

The Thacker Pass and Millennial Projects are in the exploration and evaluation stage and the Cauchari-Olaroz Project is in the development stage. The Organoclay segment, classified as a discontinued operation in 2021, was wound up in 2019 and its assets were sold in Q1 2021.

The Company’s reportable segments are summarized in the following tables:

	Thacker Pass $	Cauchari- Olaroz $	Millennial Projects $	Corporate $	Total $
As at June 30, 2022
Property, plant and equipment	4,100	-	4,115	953	9,168
Exploration and evaluation assets	9,016	-	338,050	-	347,066
Total assets	16,089	218,544	354,002	454,862	1,043,497
Total liabilities	(12,203)	-	(270)	(219,004)	(231,477)
For the six months ended June 30, 2022
Property, plant and equipment additions	1,550	-	-	55	1,605
Net (loss)/Income	(22,081)	(44,723)	(1,559)	5,675	(62,688)
Exploration expenditures	(21,281)	-	(1,718)	-	(22,999)
Depreciation	(744)	-	(100)	(172)	(1,016)
For the three months ended June 30, 2022
Property, plant and equipment additions	1,021	-	-	21	1,042
Net (loss)/Income	(12,135)	(67,388)	(913)	63,879	(16,557)
Exploration expenditures	(11,743)	-	(1,047)	-	(12,790)
Depreciation	(427)	-	(56)	(87)	(570)

23

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

18.	SEGMENTED INFORMATION (continued)

	Organoclay $	Thacker Pass $	Cauchari- Olaroz $	Corporate $	Total $
As at December 31, 2021
Property, plant and equipment	-	3,294	-	1,074	4,368
Exploration and evaluation assets	-	5,640	-	-	5,640
Total assets	-	10,744	274,760	531,838	817,342
Total liabilities	-	(10,632)	-	(270,395)	(281,027)
For the six months ended June 30, 2021
Property, plant and equipment additions	-	96	-	23	119
Income from discontinued operations	90	-	-	-	90
Net loss	90	(15,140)	(1,097)	(13,105)	(29,252)
Exploration expenditures	-	(13,526)	-	-	(13,526)
Depreciation	-	(246)	-	(99)	(345)
For the three months ended June 30, 2021
Property, plant and equipment additions	-	34	-	21	55
Property, plant and equipment deconsolidation	-	-	-	-	-
Loss from discontinued operations	(18)	-	-	-	(18)
Net loss	(18)	(9,683)	(597)	(9,025)	(19,323)
Exploration expenditures	-	(8,844)	-	-	(8,844)
Depreciation	-	(96)	-	(55)	(151)

The Company’s non-current assets are segmented geographically as follows:

	Canada $	United States $	Argentina $	Total $
Non-current assets (1)
As at June 30, 2022	13,549	13,103	391,858	418,510
As at December 31, 2021	1,074	8,934	190,114	200,122

1 Non-current assets attributed to geographical locations exclude financial and other assets.

19.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplementary disclosure of the Company’s transactions is provided in the table below.

	June 30, 2022	June 30, 2021
	$	$
Interest paid	3,543	3,942

24

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

20.	FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the consolidated statements of financial position and presented in fair value disclosures are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy has the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist.  A financial instrument is classified in the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. Other than warrants acquired as part of the Arena Minerals investment, common shares acquired as part of the Green Technology Metals investment and the convertible note derivative the Company, did not have any financial instruments measured at fair value on the statement of financial position on a recurring basis. As at June 30, 2022, the fair value of financial instruments not measured at fair value approximate their carrying value. Green Technology shares are classified at level 1 of the fair value hierarchy, and Arena Minerals warrants and convertible note derivatives are classified at level 2 of the fair value hierarchy (refer to Note 5, 6 and 11).

The Company manages risks to minimize potential losses. The main objective of the Company’s risk management process is to ensure that the risks are properly identified and monitored, and that the capital base maintained by the Company is adequate in relation to those risks.  The principal risks which impact the Company’s financial instruments are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, receivables, long-term receivable from JEMSE, and loans to Exar Capital. The Company’s maximum exposure to credit risk for cash, cash equivalents, receivables, long-term receivable from JEMSE, and loans to Exar Capital is the amount disclosed in the consolidated statements of financial position. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions and invests only in short-term obligations that are guaranteed by the Canadian government or by Canadian and US chartered banks with expected credit losses estimated to be de minimis. The Company and its subsidiaries and investees including Minera Exar, may from time to time make short-term investments into Argentinian government securities, financial instruments guaranteed by Argentinian banks and other Argentine securities. These investments may or may not realize short-term gains or losses.

Management believes that the credit risk concentration with respect to financial instruments included in cash, cash equivalents, receivables, long-term receivable from JEMSE, and loans to Exar Capital is nominal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to estimate and maintain sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long-term.

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LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

20.	FINANCIAL INSTRUMENTS (continued)

As the industry in which the Company operates is very capital intensive, the majority of the Company’s spending or that of its investees is related to capital programs.

The Company prepares annual budgets, which are regularly monitored and updated as considered necessary. As at June 30, 2022, the Company had a cash and cash equivalents balance of $440,821 to settle current liabilities of $10,094.

The following table summarizes the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

		Years ending December 31,
	2022	2023	2024	2025 and later	Total
	$	$	$	$	$
Convertible senior notes	2,737	4,528	4,541	270,089	281,895
Accounts payable and accrued liabilities	6,633	-	-	-	6,633
Obligations under office leases¹	451	1,148	1,093	1,029	3,721
Other obligations¹	15	8	6,096	-	6,119
Total	9,836	5,684	11,730	271,118	298,368

¹Include principal and interest/finance charges.

Market Risk

Market risk incorporates a range of risks. Movement in risk factors, such as market price risk, the Company’s share price, and currency risk, affects the fair values of financial assets and liabilities. The Company is exposed to foreign currency risk as described below.

Foreign Currency Risk

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may affect the Company’s financial results. The Company reports its financial results in United States dollars (“US$”) and incurs expenditures in Canadian dollars (“CDN$”), Argentine Pesos (“ARS$”) and US$, with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries and investees. The Company and its subsidiaries and associates have a US$ functional currency. As at June 30, 2022, the Company held $2,464 and $191 in CDN$ and ARS$ denominated cash and cash equivalents respectively. Strengthening/(weakening) of a US$ exchange rate versus CDN$ and ARS$ by 10% would have resulted in a foreign exchange (loss)/gain for the Company of $246 and $2 respectively at June 30, 2022.

21.	SUBSEQUENT EVENT

On July 15, 2022, the Company paid interest of $2,755 due under its Convertible Notes.

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